Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-203843

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated May 19, 2015)

589,510 Shares

Common Stock

This Prospectus Supplement No. 4 supplements the prospectus dated May 19, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-203843). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 22, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 589,510 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on October 13, 2015 was $2.13 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 17, 2015

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

(Address of principal executive offices)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 17, 2015, we received a written notice of deficiency from The Nasdaq Stock Market (“Nasdaq”) on account of our failure to comply with Nasdaq’s Marketplace Rule 5550(b)(2) requiring us to maintain a $35 million minimum Market Value of Listed Securities (“MVLS”) for our common stock. The Nasdaq notification has no immediate effect on the listing of our common stock. We have 180 calendar days (i.e., until January 13, 2016) to regain compliance with the Rule. If prior to that date, we achieve a MVLS for our common stock of $35 million or more for at least 10 consecutive business days, Nasdaq will provide written notification that we have achieved compliance with the Rule. If we cannot demonstrate compliance with the Rule by January 13, 2016, Nasdaq may notify us of its intent to delist our common stock. In this case, we can appeal any delisting determination by the Nasdaq staff to a Nasdaq Hearings Panel.

Nasdaq also advised us in its letter that we do not meet the requirements under Nasdaq Marketplace Rule 5550(b)(1), which requires maintenance of $2.5 million of stockholders’ equity, and Rule 5550(b)(3), which requires net income from continuing operations of $500,000 or more in 2014 or in two of the three years 2012, 2013 and 2014. However, Nasdaq did not advise us that our failure to meet those Rules subjects us to potential delisting.

Under Rule 5550, we can regain compliance and avoid the potential for delisting of our common stock by satisfying any one of the MVLS test, the minimum equity test or the minimum net income test. We will continue to monitor the MVLS for our common stock and consider various options available to us if our common stock does not trade at a level that is likely to regain compliance within the requisite grace period.

ITEM 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 22, 2015, we announced that Gina Phelps would be transitioned from her position as Vice President of Sales and to a non-executive officer role effective as of July 22, 2015. Mrs. Phelp’s base salary will be reduced consistent with her change in responsibilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 22, 2015	CAPNIA, INC.

	By:	/s/ David O’Toole
David O’Toole Chief Financial Officer